

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2014

<u>Via E-mail</u>
Daniel W. Balsiger
President
Icon Vapor, Inc.
11578 Sorrento Valley Road
San Diego, CA 92121

> **Re:** **Icon Vapor, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed October 24, 2014**
> **File No. 000-55284**

Dear Mr. Balsiger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

<u>Explanatory Note, page 1</u>

1. Please revise the first paragraph on page 1 to provide additional context for the disclosure. It is not clear, in this regard, why the information about the record date, spin-off and information statement is related to this amendment to the Form 10. Also, tell us the basis for your disclosure in the second and third sentences in the new second paragraph on page 1.

<u>Description of Business, page 3</u>

2. Please update the disclosure on page 4 that you are focused on a commercial roll-out in the U.S. market given your disclosure in Exhibit 99.1 of your Form 8-K filed on October 29, 2014 about the Canadian market. Also, expand the disclosure in the

Government Regulation section on page 8 about regulation in the United States to include the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K regarding Canada. In addition, expand the disclosure in the Risk Factors section to include a risk factor to highlight the risk of government regulation of your business in Canada.

3.   We note your response to prior comment 5. However, it is not clear why, in light of your obligations when including internet addresses in your document, you added, rather than removed internet addresses on pages 4 and 6. Please revise or advise.

Strategy and Approach, page 6

4.   Please update the disclosure here and elsewhere in your document about online sales and a network of independent members using the direct selling channel given that on October 29, 2014 you filed a Form 8-K to disclose that you entered into a letter of intent to acquire an electronic cigarette sales and distribution company.

Government Regulation, page 8

5.   We note your response to prior comment 6. Please expand the disclosure in this section to highlight the recently proposed rules by the FDA seeking to regulate e-cigarettes. In this regard, we note that you have included two of the rules in the penultimate paragraph on page 8.

6.   We note your response to the first bullet point in prior comment 2. However, please reconcile your disclosure in the fifth paragraph on page 9 that on February 15, 2010 you voluntarily executed an assurance of discontinuance with the State of Maine with the disclosure in the last paragraph on page 11 that you adopted your business plan to design, market and sell electronic cigarettes in 2011. Please advise or revise.

Risk Factors, page 11

7.   Please update the disclosure in the first three risk factors on page 11 about your accumulated deficit at June 30, 2014, net losses for the six months ended June 30, 2014 and negative working capital at December 31, 2013. In this regard, we note that you included in this document financial statements for the nine months ended September 30, 2014.

Stock market fluctuations may adversely affect the price of our shares, page 24

8.   Please update the disclosure in this section regarding the closing price per share of your common stock. In this regard, we note that the timeframe you refer to in this risk factor is limited to the period from December 31, 2013 to March 31, 2014. However, it appears

that the closing price per share of your common stock was $.23 per share on October 23, 2014, the day before you filed your amendment to your Form 10. Also, we note that the closing price per share of your common stock was $.16 per share on October 30, 2014.

Management's Discussion and Analysis, page 26

9.   Please update MD&A to September 30, 2014, the latest interim financial statement period included in the filing.

10.   Please revise the disclosure in the second paragraph of this section to clarify the reference to "significant progress has been made working directly with the mass market accounts" as we requested in prior comment 12.

Cash Requirements, page 30

11.   We note your response to prior comment 13. Please update the disclosure regarding your cash requirements given that you disclosed in Item 1.01 of your Form 8-K filed on October 29, 2014 the acquisition of Green Tree in exchange for cash equal to $2 million and the issuance of 33 million shares of your common stock. In view of your disclosure in the last sentence on page 30 that you would need at least $1 million in financing in order to execute your business plan over the next twelve months, please clarify how you plan to finance the acquisition.

Security Ownership of Certain Beneficial Owners and Management, page 32

12.   Please update the disclosure in this section about beneficial ownership as of June 30, 2014 and the number of shares outstanding as of March 31, 2014. In this regard, we note your disclosure on page F-1 that you have over 41 million shares of common stock outstanding as of September 30, 2014.

Certain Relationships and Related Transactions, page 35

13.   We note your responses to prior comments 19 and 20. Please expand the disclosure in the first two paragraphs of this section to identify the officer(s).

Recent Sales of Unregistered Securities, page 37

14.   Your response to prior comment 21 is unclear. In this regard, please tell us how you determined the shares were purchased for $.225 per share in view of your disclosure on page 8 of your Form 1-A amended August 1, 2013 that Kodiak Capital Group had the option to purchase shares of your common stock at a fixed price of $.40 per share and that your offering statement was declared qualified on August 14, 2013.

15.   Please update the disclosure in this section. In this regard, we note that you have not
        provided the disclosure required by Item 701 of Regulation S-K for the issuance of
        364,642 shares of common stock in 2014 for debt reduction, 1,000,000 shares of common
        stock for services in July 2014 and 733,334 shares of common stock for cash in 2014 as
        disclosed on page F-3.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2014 and
2013

Statements of Cash Flows, page F-4

16.   Tell us whether the $149,000 financing activities item labeled "reduction of debt" was a
        cash or non-cash repayment of borrowings. If the reduction arose from a non-cash
        transaction, such as repayment through issuance of equity securities, tell us how your
        cash flow statement presentation considers the guidance from FASB ASC 230-10-50-3
        through 50-6. Under the cited guidance, non-cash financing and investing activities are
        excluded from the body of the cash flow statement.

Note 9. Subsequent Events, page F-11

17.   We see that on October 22, 2014 you entered into a letter of intent for a potential business
        combination. Please revise to provide appropriate subsequent events disclosure in the
        notes to financial statements.

Unaudited Interim Financial Statements for the Six Months Ended June 30, 2014 and 2013

18.   We note that you updated your interim financial statements to September 30, 2014. If
        you elect to continue to also present financial statements for the interim period ended
        June 30, 2014, please revise those financial statements to conform to all of the relevant
        financial statement comments from our letter dated October 10, 2014.

Audited Financial Statements for the Years Ended December 31, 2013 and 2012

Notes to Financial Statements, page F-28

19.   Please revise to remove the label "unaudited" from the header to the financial statement
        footnotes.

Note 5. Notes Payable – Short Term/Long Term Debt, page F-32

20.   Please further revise to disclose the payment terms and maturity dates of the convertible
        notes issued in 2013 as requested in our prior comment 30. Refer to FASB ASC 505-10-
        50.

Note 10. Restated Financials, page F-34

21.   Please tell us why discontinued operations from the liquidation of Fashion Handbags in 2012 is not also a factor leading to restatement of 2012 financial statements. In that regard, we do not see discontinued operations presented in the unaudited financial statements for your 2012 year-end which were included in the Form 1-A/A filed on November 14, 2013.

22.   As a related matter, please clearly label "as restated" all relevant parts of the 2012 financial statements, including your statements of operations, stockholders' equity and cash flows, and relevant footnotes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Li Xiao at (202) 551-4391 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail): Luke C. Zouvas